LETTERHEAD OF PRETORIA RESOURCES TWO, INC.

January 24, 2012

Securities and Exchange Commission

Division of Corporate Finance

Office of Chief Accountant

450 F Street

Washington, D.C. 20549

Re:	Pretoria Resources Two, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed December 1, 2011
File No. 000-52901

Ladies and Gentlemen:

This letter sets forth the responses of Pretoria Resources Two, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2011 (the "Comment Letter") concerning Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 as filed with the Commission on December 1, 2011 (the “2010 Annual Report”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein are to Amendment No. 2 to the 2010 Annual Report ("Amendment No. 2"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter and include the Company’s response below it.

Form 10-K/A for Fiscal Year Ended December 31, 2010, Filed December 1, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1	We note that you have amended your 2010 Form 10-K in response to comment one in our letter dated May 19, 2011. However, we note that your filing does not include the complete text of the amended item that must be included in the amendment as required by Rule 12b-15 under the Exchange Act. Please amend your filing to include all of the information called for by Item 8 of Form 10-K, including the notes to the financial statements. You may file an abbreviated amendment that includes a cover page, explanatory note, complete text of Item 8 as amended, signature page and provide new certifications for each principal executive officer and principal financial officer as called for by Rule12b-15.

Response:

We advise the Staff that Amendment No.2 has been revised to include all of the information called for by Item 8 of Form 10-K, including the notes to the financial statements.

Securities and Exchange Commission

Division of Corporate Finance

Office of Chief Accountant

January 24, 2012

2	In addition, please have your auditor expand the first paragraph of the audit report to include the language that was left out of the report. Refer to the illustrative audit report contained in the Appendix to PCAOB Auditing Standard No. 1.

Response:

We advise the Staff that the Company’s auditor has expanded the first paragraph of the audit report filed with Amendment No.2 to include the language omitted from the report filed with Amendment No. 1.

Financial Statements, page F-1

3	We note that the headings of the statements of stockholders’ deficit and cash flows are marked “unaudited.” Please revise to eliminate the parenthetical “unaudited” from the statement headings.

Response:

We advise the Staff that the headings of the statements of stockholders’ deficit and cash flows filed with Amendment No.2 have been revised to eliminate the parenthetical “unaudited” from the statement headings.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (704) 408-7575 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,

/s/ Allison Carroll
President, Principal Executive Officer
Principal Financial Officer